ALDER CASTLE, 10 NOBLE STREET LONDON EC2V 7JU
TELEPHONE 44 (0) 20 7367 1600 FACSIMILE 44 (0) 20 7367 1650

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

[redacted]
...ME
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FACSIMILE (852) 2536-9622

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

RECEIVED
2007 MAY 15 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023529

May 15, 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

File No. 82-34996
Bank of Cyprus Public Company Limited
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of the Bank of Cyprus Public Company Limited, a company organized under the laws of the Republic of Cyprus ("BOC" or the "Company"), we submit an amendment to the original application by the Company to establish an exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

The original exemption application, submitted on June 26, 2006, was sought with respect to the Company's ordinary shares (the "Ordinary Shares") and was granted effective July 20, 2006. As required by Rule 12g3-2(b)(1)(iii) of the Exchange Act, the Company has, since that time, furnished the SEC on an on-going basis the information of the type listed in Annex A as described in clauses (A), (B) and (C) of Rule 12g3-2(b)(1)(i) of Rule 12g3-2 of the Exchange Act promptly after such information is made or is required to be made public.

Pursuant to newly adopted Rule 12g3-2(f), the Company intends to publish the Rule 12g3-2(b)(1)(iii) information that it has undertaken to furnish an ongoing-going basis electronically on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market. The electronic address where such information will be posted is www.bankofcyprus.com. In connection with such electronic publication, the Company undertakes to comply with the English translation requirements provided in Rule 12g3-2(e).

dw 5/16

As required by Rule 12g3-2(b)(1)(iv), if the information that the Company makes or is required to make public pursuant to the laws the Cyprus Companies Law, the Cyprus Banking Law, the Cyprus Securities and Stock Exchange Laws and Regulations, the Cyprus Securities and Exchange Commission Regulations, the ATHEX Regulations and the Hellenic Capital Market Commission Regulations, or distributes to the holders of its securities will change from that listed in Annex A, the Company will furnish the Commission with a revised list reflecting such changes promptly following the end of the fiscal year in which such changes have occurred.

All information and documents will continue to be provided under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact me in our London office at +44-20-7367-1605. Thank you for your attention to this matter.

Very truly yours,

Gábor Molnár

Annex A

List identifying the information specified in Rule 12g3 – 2 (b) (ii)

Bank of Cyprus Public Company Limited ("the Bank") is a public limited company incorporated in the Republic of Cyprus whose shares are listed and traded both on the Cyprus Stock Exchange ("CSE") and the Athens Exchange ("ATHEX"). Pursuant to Rule 12 g 3- 2(b)(ii) the Bank submits this list identifying the information or document that the Bank is required to (A) make public pursuant to the laws of the Republic of Cyprus, (B) file with the CSE and/or the ATHEX or (C) distribute to the holders of its Ordinary Shares, and stating when and by whom such information or document is required to be made public, filed with the CSE and/or the ATHEX or distributed to holders of the Bank's ordinary Shares. The primary language for all filings and announcements is the Greek language. Announcements are all translated in English.

The Bank is subject to the reporting requirements of the following regulators in Cyprus and Greece:

1. Government Authorities, such as the Registrar of Companies, supervising adherence to **Cyprus Companies Law (Cap 113).**
2. The Central Bank of Cyprus supervising adherence of the Bank to **Banking Law (Law 66(1) of 1997 of the Republic of Cyprus)**
3. The Cyprus Securities and Exchange Commission ("CySEC") and the Cyprus Stock Exchange ("CSE") supervising adherence of the Bank, as an issuer, to the **Cyprus Securities and Stock Exchange Law and Regulations.**
4. The Hellenic Capital Markets Commission and the Athens Exchange (ATHEX) supervising adherence of the Bank, as an issuer, to the **Athens Exchange Regulation and the Capital Market Commission Regulations.**

1. CYPRUS COMPANIES LAW (CAP 113)

In accordance with the Companies Law of the Republic of Cyprus, Cap 113, as amended (the "Companies Law"), the Bank, as a public company, is required to make certain filings with the Registrar of Companies (the "Registrar"). Pursuant to section 365 of the Companies Law, any person may inspect the documents kept by the Registrar, during the hours in which the Registrar is open to the public for such inspection (which at present is from 9am to 12am on business days, other than on Thursdays, when it is also open from 3pm to 5pm) or request a certificate of incorporation of any company, or a copy or extract of any other document or any part of any other document, kept by the Registrar, such copy to be certified by the Registrar as a true copy of the original thereof . Furthermore, pursuant to section 365A of the Companies Law, the Registrar shall take the necessary steps to publish an announcement in the Official Gazette of the Republic of Cyprus of all documents filed with the Registrar by companies, in accordance with the provisions of the Companies Law. The announcement, which is drawn up by the company that is making the filing and checked by the Registrar as to its' accuracy and completeness, must include (i) the name of the company, (ii) a reference to the type of document filed and the subject matter of the entries and (iii) the filing date.

The following is a list of the type of information or reports that the Bank is required to file with the Registrar, pursuant to the Companies Law.

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
Alteration of Memorandum of Association: Copy of the court order confirming the alteration, together with a printed copy of the memorandum as altered.	Within 15 days from the date of the relevant court order. The court may by order extend the time for delivery of documents to the Registrar under this section, for such period as the court may think proper.	Companies Law
Alteration of Articles of Association: Copy of the Articles, as altered, together with a printed copy of the special resolution of the shareholders of the company approving the alteration.	Within 15 days after the passing of the relevant special resolution of the shareholders.	Companies Law
Change of Name: A printed copy of the special resolution of the shareholders of the company authorising the name change.	Within 15 days after the passing of the relevant special resolution of the shareholders.	Companies Law
Prospectus: A copy of any Prospectus (dated and signed, with any endorsements and attachments), to be issued by the company, relating to the subscription or purchase of new shares or debentures which (a) are **not** issued to existing shareholders or debenture holders, (b) do **not** relate to shares or debentures uniform with shares or debentures previously issued and for the time being dealt in or quoted on a prescribed stock exchange (c) are **not** underwritten and (d) **are** offered to the public. ***A Prospectus is defined in the Companies Law as***	On or prior to the publication date of any Prospectus.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
any prospectus, notice, circular, advertisement, or other invitation, offering to the public for subscription or purchase any shares or debentures of a company.		
Allotment of Shares (i.e. an agreement to take up shares in the company): Return as to allotments of shares that have been made. The return should state: (a) the number and nominal amount of the shares comprised in the allotment, the names, addresses and descriptions of the allottees, and the amount, if any, paid or due and payable on each share; and (b) in the case of shares allotted as fully or partly paid up otherwise than in cash, a contract in writing constituting the title of the allottee to the allotment together with any contract of sale, or for services or other consideration in respect of which that allotment was made, and a return stating the number and nominal amount of shares so allotted, the extent to which they are to be treated as paid up, and the consideration for which they have been allotted.	Within one month of the allotment. In case of default in delivering as above, the company may apply to court for an order extending the time for delivery of the document for such period as it thinks proper.	Companies Law
Share Capital Increase: **(1) Notice of an offer for subscription on a pre-emptive basis to existing shareholders, in connection with a share capital increase, for cash consideration.** **(2) A printed copy of the relevant resolution of the shareholders restricting or withdrawing shareholders' pre-emptive rights, in connection with a share capital increase for cash consideration.**	(1) Timing as per provisions of the Companies Law, relating to the filing of Prospectuses and increases of share capital (2) Within 15 days after the passing of the relevant resolution of the shareholders.	Companies Law
Consolidation of share capital, conversion of shares into stock etc.: Notice of any resolution of the shareholders authorising and effecting: (a) a consolidation and division of share capital into shares of larger amount than its existing shares; or (b) a conversion of any shares into stock; or (c) a reconversion of stock into shares; or (d) a subdivision of its shares or any of them; or (e) a redemption of any redeemable preference shares; or	Within one month from the passing of the relevant resolution.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
(f) a cancellation of any shares, otherwise than in connection with a reduction of share capital, specifying, as the case may be, the shares, consolidated, divided, converted, subdivided, redeemed or cancelled, or the stock reconverted.		
Increase of nominal share capital: Notice of the increase together with a printed copy of the ordinary resolution of the shareholders, effecting the increase.	Within 15 days after the passing of the relevant ordinary resolution of the shareholders.	Companies Law
Reduction of share capital: Copy of the court order and special resolution of the shareholders effecting the reduction of share capital.	A copy of the relevant special resolution of the shareholders to be filed with the Registrar, within 15 days after the passing thereof. As for the filing of the relevant court order – there is no time-limit.	Companies Law
Change of Registered Office: Notice specifying new address and telephone.	Within 14 days from change.	Companies Law
Copy of Annual Return: The Annual Return must contain: (1) the address of the registered office of the company, (2) (a) if the register of members is kept elsewhere than at the registered office of the company, the address of the place where it is kept, (b) if any register of holders of debentures of the company is kept elsewhere than at the registered office of the company, the address of the place where it is kept, (3) a summary of share capital and debentures, distinguishing between shares issued for cash and shares issued as fully or partly paid up otherwise than in cash, (4) particulars of the total amount of the indebtedness of the company in respect of all charges and mortgages, which are required to be registered or recorded with the Registrar under the Companies Law, (5) a list of present and past members – (a) containing the names and addresses of all persons who, on the fourteenth day after the company's annual general meeting for the year, are members of the company, and of persons who have ceased to be members since the date of the last return; (b) stating the number of shares held by each member at the date of the return, specifying shares transferred since the date of the last return and the dates of registration of the transfers;	The Annual Return must be completed within 42 days after the annual general meeting for the year and copy thereof must be promptly filed.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
(c) if the names aforesaid are not arranged in alphabetical order, having annexed thereto an index. If any issued shares have been converted into fully-paid stock, the amount of the stock held by each member must be given and a complete return of the members and their holdings need only be made every third year, and in the intervening two years only a list of changes in the membership need be given. (6) such particulars with respect to the persons who at the date of the return are the directors of the company and any person who at that date is the secretary of the company as are required to be in the register of directors and secretaries. There shall be annexed to the Annual Return copies of all of the documents laid before the company in general meeting i.e. (i) all financial accounts, (ii) the directors report, (iii) the auditors report attached to the aforementioned. The obligation of annexing the copies shall not apply - (i) to all optional accounts that the company may wish to lay down and (ii) the directors report; but only if a copy thereof is available to the public.		
FINANCIAL ACCOUNTS AND AUDIT: (1) **Annual and Consolidated Financial Accounts:** a. Full set of financial accounts to be drawn-up as such set is prescribed on the basis of International Accounting Standards (IAS) and meeting all other publication requirements of the Companies Law. b. Apart from the information prescribed by IAS, the financial accounts and notes are to provide information as to: (i)particulars of any proposed payment to any director for loss of office (ii)particulars of directors' holdings of shares issued by the company (iii)particulars of directors' fees, salaries, pensions, etc. (iv) particulars of loans to officers, (v) the auditors fees, as well as all amounts paid in relation to the expenses thereof. c. Financial accounts to give a "true and fair view" of the company in accordance with IAS. d. (i) whenever financial accounts are published in full, these must be published entirely in the form in which the financial accounts which had been audited by the person responsible for	All financial accounts, the directors report and the auditors report to be annexed to the Annual Return, which is completed within 42 days after the Annual General Meeting for the year and promptly filed.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
auditing were drawn-up and they must be accompanied by the full text of the auditors report. In any event, all remarks, reservations and refusals to report upon the accounts that may have been expressed by the auditor must be presented; (ii) if the financial accounts are not published in full – i. these must be marked that the publication is a summary publication; ii. it must state the place where the accounts have been deposited; iii. it must report the auditors opinion, as well as any references that require attention, without there being a requirement for the auditors report to accompany the publication; iv. in any event, financial accounts must not be published separately, but as a unified whole. (2) **Directors' Report** to be attached to every financial account. (3) **Auditors' Report** to be attached to the above and to contain all statements as to the following: a. Whether they have obtained all the information and explanations which to the best of their knowledge and belief were necessary for the purposes of their audit. b. Whether, in their opinion, proper books of account have been kept by the company, so far as appears from their examination thereof, and proper returns adequate for the purposes of their audit have been received from branches not visited by them. c. (i) A definition of the financial accounts that are the subject of the audit, together with the specific financial reporting framework that has been applied in their preparation. (ii) A description of the scope of the audit which shall at least identify the auditing standards in accordance with which the statutory audit was conducted. (iii) Whether the company's financial accounts or consolidated financial accounts dealt with by the report are in agreement with the books of account and returns. (iv) Whether in their opinion and to the best of their information and according to the explanation given to them, the financial accounts or consolidated financial accounts give the information required by the Companies Law in the manner so required and give a true and fair		

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
view of the financial state of the company's affairs as at the end of its' financial year and of the profit or loss for its' financial year. (d) In the case of a holding company submitting consolidated financial accounts whether, in their opinion, the consolidated financial accounts have been properly prepared in accordance with the provisions of the Companies Law so as to give a true and fair view of the state of affairs and profit or loss of the company and its' subsidiaries included therein, so far as concerns members of the company or, as the case may be, so as to give a true and fair view thereof subject to the non-disclosure of any matters (to be indicated in the report) which are not required to be disclosed.		
Change of directors/secretary/particulars in register of directors/secretary: A return notifying the change.	Within 14 days from the change	Companies Law
Arrangements and Reconstructions: (1) An office copy of any court order sanctioning any compromise or arrangement between the company and its creditors or any class of them, or between the company and its members or any class of them, without going into liquidation, to be filed, otherwise is of no effect. (2) An office copy of any court order facilitating any scheme for the reconstruction of the company or the amalgamation of any two or more companies, issued upon an application for the sanction of a compromise or arrangement for the purposes of any such scheme, which involves the transfer of the whole or part of the undertaking or property of the company to another company.	(1) Promptly following the issuance of the relevant court order. (2) Within 7 days after the making of the court order.	Companies Law
Merger and Division: Reorganisation, merger or division plan drawn up by the Board of Directors, to be filed and the Registrar, in turn, is to publish an announcement by means of a reference thereto and its' subject matter, in the Official Gazette of the Republic of Cyprus.	At least one month before the date fixed for the general meeting, which is convened to decide thereon.	Companies Law
Winding-Up: **Winding-up order by the Court:** (a) Copy of any winding up order.	(a) Promptly after the issuance of the court order.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
(b) Copy of any dissolution order (i.e. when the affairs of a company have been completely wound up) - to be filed by the liquidator.	(b) Within 14 days from the date thereof.	
Members voluntary winding-up: (a) **A statutory declaration of solvency**, in case of proposal to wind up voluntarily. (b) **The special resolution passed to wind up voluntarily and for the appointment of a liquidator** is to be filed and the Registrar in turn is to publish same in the Official Gazette of the Republic of Cyprus.	(a) Before the date of the passing of the resolution for the winding up. (b) Within 14 days after the passing of the said resolution.	
Creditors voluntary winding up: (a) **Notice of the meeting of the creditors** is to be filed and the Registrar in turn is to publish same, once in the Official Gazette of the Republic of Cyprus and once at least in two local newspapers. (b) **The extraordinary resolution passed to wind up voluntarily and for the appointment of a liquidator** is to be filed and the Registrar in turn is to publish same in the Official Gazette of the Republic of Cyprus.	(a) Promptly. (b) Within 14 days after the passing of the said resolution.	

2. Banking Law (Law 66(1) of 1997 of the Republic of Cyprus)

Type of Information or Report	Required Date of Submission to the Central Bank	Source of Requirement
Annual Financial Statements consisting of : 1. Balance Sheet 2. Profit & Loss Account 3. Auditors Report are submitted to the Central Bank of Cyprus.	Within six months from the end of each fiscal year.	Part IX Paragraph 24.(1) of Banking Law (Law 66(1) of 1997)

3 (a) The Cyprus Securities and Stock Exchange Law 1993-2004 and Regulations 1995-2004 as amended by: Law 115(I)/2005 of the Republic of Cyprus and the Cyprus Stock Exchange Regulation December 2005

In accordance with the Cyprus Securities and Stock Exchange Law and Stock Exchange Regulation, as amended, the Bank as an issuer of listed shares is required to submit information to the Cyprus Stock Exchange ("CSE") and the Cyprus Securities and Exchange Commission ("CySEC") as well as send some information directly (by mail) to the shareholders of its ordinary shares and/or make relevant announcements in a number of widely distributed newspapers.

Information is announced to the Cyprus Stock Exchange for release to the investing public and is also posted on the issuer's website. All information which should be made public via newspapers or be sent to the shareholders must be first announced to the Cyprus Stock Exchange. The Cyprus Stock Exchange disseminates all information submitted to them by the issuer public via their website. The primary language for all filings and announcements is the Greek language. Announcements are all translated in English.

Type of Information or Report	**Required Date of Release**	**Source of Requirement**
Information considered necessary to enable shareholders execute their rights is mailed to Shareholders. Such information includes: • Notice of date of Annual General Meeting. • Notice of dividend distributions/ new issues/ rights issues etc. • Notice of Rights Issues	• Twenty one (21) days before the Annual General Meeting. • As deemed appropriate and timely depending on matter under review. • Relating to rights issue the issuer must remind the investors 20 days prior to the exercise date (if a specific date has been set) or the first day of the exercise period but not more than 45 days prior to the applicable date.	**Article 131[1] & Reg.5.2.1.2, 5.2.3 & 5.2.8**
Notice of the date on which the Board of Directors will convene to decide or suggest (i) if there will be a dividend distribution or not, (ii) to approve the announcement of financial results or (iii) any other issue affecting the share capital is announced to the CSE and posted on the issuer's website.	Ten calendar days before the date of the Board meeting.	**Reg.5.2.1.16**

[1] Information as required by Article 131 may be forwarded to investors electronically provided that the relevant decision has been taken at a General Meeting and meets the predefined conditions (Article 132).

Type of Information or Report	Required Date of Release	Source of Requirement
Decisions of the Board of Directors • about dividend distribution • to approve financial results and how they will be presented • about changes in capital structure or rights issue • about proposed changes in the Memorandum and Articles of Association • purchase or redemption of significant corporate assets (minimum contents of announcement are defined) The above information is announced to the CSE and posted on the issuer's website.	Immediately after the decision /approval and if possible at least one hour before the commencement of trading at the Cyprus Stock Exchange.	**Reg.5.2.1.17**
Proposed amendment to the **Memorandum and/or Articles of Association.** This information is announced to the CSE and posted on the issuer's website.	At the same time that the invitation to the Annual General Meeting (AGM) is published (i.e. 21 days before AGM date).	**Article 134**
Any amendment to the rights of different classes of shares is announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Article 135 (1) & Reg. 5.2.1.18**
The **repurchase/buy back of debt securities**, if the repurchase/ buy back represents in total 3% of the total assets or any additional repurchase/ buy back which represents 1% of total assets is announced to the CSE and posted on the issuer's website.	One hour prior to the commencement of trading on the day following the repurchase or buy back.	**Reg. 5.2.1.20**
Appointments, resignations and other changes in the position of Chairman or Member of the Board of Directors, General Manager, Finance Manager, Auditor and other Senior Officers are announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Article 135 (2)**

Type of Information or Report	Required Date of Release	Source of Requirement
Preliminary financial/ operational results, which have been announced in any way to third parties are announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Article 136**
Related party transactions Transactions/agreements which might involve conflict of interest (as defined by the law) provided that the transaction value exceeds 100.000 Cyprus Pounds per calendar year per person or group of connected persons are submitted to the CSE.	Within seven days from the date on which the threshold of 100.000 Cyprus Pounds is reached.	**Article 137 & Reg. 5.2.2**
Information which is required to be published by a company the shares of which are listed also on another capital market (applicable because the Bank has its shares listed on ATHEX) is announced to the CSE.	At the same time as announced in the other capital markets.	**Article 138 & Reg.5.2.1.15**
Annual Report Annual Report which has been prepared in accordance with International Accounting Standards must be filed with the CSE and the CySEC and posted on the issuer's website. Consist of: 1. Audited Annual Financial Statements. 2. Auditors Report. 3. Board of Directors Report. 4. Corporate Governance Report.	As soon as they are prepared and not later than four months after the end of the fiscal year.	**Article 140 & Reg. 5.2.4.&5.3.1.1**
Interim Report Interim Financial Statements which have been prepared in accordance with International Accounting Standards must be filed with the CSE, the CySEC, either mailed to Shareholders or published in one widely distributed newspaper and posted on the issuer's website. Consist of: 1. Financial Statements including comparative amounts for the same period	Within two months after the end of the six months of the fiscal year.	**Article 142 & Reg. 5.2.4.5&5.3.1.1**

Type of Information or Report	Required Date of Release	Source of Requirement
of the previous year. 2. An explanatory statement containing all material information which affected the results of the period or will affect future results and operations of the issuer.		
Use of Proceeds from share capital increase Table showing the utilization of capital raised, if proceeds exceed 500,000 Cyprus pounds, is announced to the CSE and posted on the issuer's website.	Within one year from the date the capital was raised. One year from the date the amount collected reached 500,000 Cyprus Pounds, in the case the capital was partially collected.	**Reg. 5.2.5**
Acquisition or Disposal of a significant % shareholding The % of voting rights and share capital held before and after a transaction via which a person or controlled entity[2] has acquired or disposed or transferred a number of shares, directly or indirectly[3], such that the holding of voting rights reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%,30%, 50% and 75% is announced to the CSE and CySEC and posted on the issuer's website. [4]	The next business day from the earliest of: 1. the date on which the shareholder has disclosed this information to the issuer. 2. the date these changes have been recorded in the share register or the issuer has been informed officially or should have been informed about the changes in the share structure.	**Article 172 & Article 114**
Rights Issue Information about rights exercised or about other securities convertible to shares is announced to the CSE and posted on the issuer's website.	Within 5 working days from the ex-date (if a date is set) or the last day of the exercise period.	**Reg. 5.2.1.22**
All other information that the CSE and/or the CySEC considers appropriate/ important for the protection of investors and the smooth operation of the Capital market should be published in the format and within the time frame specified by the CSE.	Within the time frame specified by the Cyprus Stock Exchange.	**Articles 115 & 139 & Reg.5.2.1**

[2] Law defines the entities which should be taken into consideration.
[3] Guidance is provided by Article 169.
[4] The Cyprus Securities & Exchange Commission may waive the obligation for making the information public if it considers that such publication is against the interest of the investors or may harm the issuers provided though that this would not be misleading to the public or essential for evaluating the securities (Article 177).

Type of Information or Report	Required Date of Release	Source of Requirement
Any information important to investors relating to the execution of their voting rights and evaluation of the securities must be announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Reg. 5.2.1.1 (b) & Reg. 5.2.1.3**

3 (b) Law 116 (I)/2005 of the Republic of Cyprus governing Transactions of Persons possessing Confidential Information and Market Abuse implementing the EU Market Abuse Directive

The information is announced/submitted to the CSE and the CySEC. All information which should be made public via newspapers or be sent to the shareholders must be first announced to the Cyprus Stock Exchange. The Cyprus Stock Exchange makes all information, submitted by the issuer, public via the Exchange's website.

Type of Information or Report	**Required Date of Release**	**Source of Requirement**
Confidential information Information that if made public could significantly affect the price of the security must be announced to the CSE and CySEC and posted on the issuer's website.	Timely basis without delay unless exemption approved by Cyprus Securities and Exchange Commission (provided several conditions are met for such an exemption).	**Article 11&12&14 & Reg.5.2.1.3**
Transactions of persons who might have access to confidential information Transactions (relating to the securities of the Issuer) by persons (as defined below) who might have access to confidential information and persons related to them (direct first degree relationship) must be announced to the CSE and the CySEC. It is such person's responsibility to announce any such transaction to the issuer and the issuer is obligated to make the information public via an announcement to the CSE. A person is considered to have access to confidential information: • due to his position in the Board of Directors, management or as regulator of the issuer • due to a significant shareholding • due to his work duties • due to illegal transactions • due to disclosure from another person having access to confidential information • due to the close family (first degree) relationship with a person who has access to confidential information	Prior to the commencement of the next trading day following the transaction.	**Article 18 & Reg.5.2.1.1(a)**

3 (c) Law 114 (I)/2005 of the Republic of Cyprus governing the public offering of securities, the prospectus accompanying a public offering or listing of securities and relevant matters implementing the EU Prospectus Directive

The Prospectus information is submitted to the Cyprus Securities and Exchange Commission for approval. Once approved, the Prospectus is submitted to the CSE and the ATHEX for dissemination and is also made available through posting on the issuer's website and availability in hard copy at certain required locations (i.e. issuer's registered office).

The Annual Bulletin is also submitted to the CSE which makes all information public via the Exchange's website and is also posted on the issuer's website.

Type of Information or Report	Required Date of Release	Source of Requirement
Prospectus Publication of a Prospectus as per EU Regulation 809/2004 for the offering to the public or the listing of securities in the capital market. This should include all information necessary to help investors in the best possible manner to evaluate the financial situation, results and prospects of the issuer.	After the approval from the Cyprus Securities and Exchange Commission & before the commencement of the offering period or the listing (as applicable).	**Article 7,9(2),25,41**
Supplementary Prospectus in case of any omission, mistake or new information which might affect the evaluation of the securities by the investors.	As soon as approved by the Cyprus Securities and Exchange Commission.	**Article 14**
Details of the **method of public offering.**	Timely basis without delay and prior to the first trading day of the securities.	**Reg. 5.2.1.19**
Annual Bulletin Consists of all the information or reference list of all information made public in the past 12 months.	Published at least once a year after the announcement of the annual financial results and before the Annual General Meeting.	**Article 17**

4. Athens Exchange (ATHEX) Regulation

The information is announced/submitted to the Athens Exchange for release to the investing public by posting it on the Exchange's website and is also posted on the issuer's website. All information which should be made public via publication in newspapers or be sent to shareholders must be first announced to the Athens Exchange.

Type of Information or Report	Required Date of Release	Source of Requirement
Quarterly interim report Quarterly interim report meeting the content and form as required by decision 17/336/2.4.2005 of the Hellenic Capital Markets Commission to be announced to the ATHEX, filed with the Hellenic Capital Markets Commission and published in one newspaper, as well as posted on the issuer's website.	Within two months after the end of the quarter.	**Article 275-1(a)**
Use of Proceeds Table showing the utilization of capital raised (the contents of the table should be according to a predefined format) to be announced to the ATHEX and posted on the issuer's website. The table must be audited by the external auditor.	Within two months after the end of the period.	**Article 275-4(a)** **&** **Article 292** & **Article 3 par.1** of Presidential Decree 360/85
Annual Report Annual Financial Statements are announced to the ATHEX, submitted to the Hellenic Capital Markets Commission and posted on the issuer's website.	Within two months after the end of the fiscal year.	**Article 275- 9(a)**
Annual Bulletin is announced to the ATHEX, filed with the Hellenic Capital Markets Commission and posted on the issuer's website.	At least ten days prior to the Annual General Meeting	**Article 275- 9(b)**
Financial calendar of corporate actions The calendar is announced to the ATHEX and posted on the issuer's website and it should include: 1. Date of announcement of Annual Financial Results and Annual Consolidated Financial Results. 2. Date of presentation of annual	Within two months after the end of the fiscal year to which the Annual Financial Statements relate.	**Article 275- 9(c)** & **Article 292**

Type of Information or Report	Required Date of Release	Source of Requirement
results to financial analysts. 3. Date of Annual General Meeting. 4. The Dividend Ex-Date. 5. Commencement of Dividend Payment. The dates specified in the calendar are not binding to the company.		
Announcement of resolutions of Shareholders' General Meeting The announcement should include: 1. Subjects discussed. 2. Decisions taken. 3. Quorum at the General Meeting. 4. Details relating to dividend payments such as ex-date and payment date. In case of cancellation or postponement of the General Meeting, this must be announced (to ATHEX) stating the reason for the cancellation or postponement as well as the date re-scheduled or the date that the Board of Directors will meet to reschedule the meeting. The announcement is submitted to ATHEX and posted on the issuer's website.	The next working day after the meeting. The next working day after the meeting.	**Article 278**
Announcement of dividend distributions The announcement should include: 1. Record Date 2. Ex-Dividend 3. Payment Date The announcement is submitted to ATHEX and posted on the issuer's website.	At least one working day before the ex-dividend date.	**Article 279**
Supplemental Listing Application Information relating to the listing of shares resulting from an increase in share capital in the form of a rights issue. The information is announced to the ATHEX and posted on the issuer's website.		**Articles 280 &306**

Type of Information or Report	Required Date of Release	Source of Requirement
1. Prospectus relating to the listing of supplementary shares issued. 2. The number of new shares resulting from the share capital increase, the amount of share capital following the increase, the funds to be raised through the share capital increase, the exercise price, the record date, the exercise date, the exercise period, date of the prospectus and the contact details of the issuer. 3. Any decision of the Board of Directors to extend the period during which the rights may be exercised. 4. At expiry of the exercise period: a. the % of increase in share capital covered by the exercise of rights. b. the number of unexercised rights and method that such rights will be distributed. 5. Date that new shares will start trading on Athens Exchange.	1. Filed with the CySEC. Once approved by CySEC passport is issued by other EU member states (per EU Single Prospectus Directive <u>*the home country of the issuer*</u>). 2. At least one working day before the last day on which shares trade with the right of participation in the issue. 3. At least five working days prior to the expiry of the exercise period originally announced. 4. Within three working days from expiry of the exercise period. 5. At least one day prior to introduction for trading of the new shares.	
Supplemental Listing Application Information relating to the listing of Bonus shares. 1. Information Document (Law 3401/2005 Art.4 par 2) with relevant information relating to the listing of bonus shares. The information document is announced to the ATHEX and posted on the issuer's website. 2. Ex-date. 3. Date of introduction for trading of the new shares.	 1. Before approval of listing of new shares by ATHEX. 2. At least one working day prior to the ex-date. 3. At least one working day prior to the introduction for trading.	**Articles 280 &308**

Type of Information or Report	Required Date of Release	Source of Requirement
Supplemental Listing Application Information required for the listing of shares resulting from the combination of cash and another corporate action. 1. Prospectus relating to the listing of the new shares is announced to the ATHEX and posted on the issuer's website. 2. Ex-date. 3. Date of introduction for trading of the new shares.	Deadlines as they apply for rights issue and the relevant corporate action. 1. Filed with the CySEC. Once approved by CySEC passport is issued by other EU member states (per EU Single Prospectus Directive <u>*the home country of the issuer*</u>). 2. At least one working day prior to the ex-date. 3. At least one working day prior to the introduction for trading of the new shares.	**Articles 280 & 309**
Supplemental Listing Application in connection with a stock split /reverse split 1. Information Document (Law 3401/2005 Art.4 par 2) with relevant information. The information document is announced to the ATHEX and posted on the issuer's website. 2. Ex-date. 4. Date of introduction for trading of the new shares.	1. Before approval of listing of new shares by ATHEX. 2. At least one working day prior to the ex-date. 3. At least one working day prior to the introduction for trading of the new shares.	**Articles 280 & 310**
Decision to change the nominal value of the shares without a new issue; repayment of capital to investors. The company must announce to the ATHEX the ex-date on which shares will be trading with new nominal value or the date on which investors will no longer be entitled to capital repayment.	At least one working day prior to the ex-date.	**Articles 280 & 311**
Supplemental Listing Application in connection with issuances of convertible bonds or shares under stock option plans or dividend reinvestment plans.		**Articles 280 & 312**

Type of Information or Report	Required Date of Release	Source of Requirement
1. Information Document (Law 3401/2005 Art.4 par 2). The information document is announced to the ATHEX and posted on the issuer's website. 2. The number of new shares resulting from the share capital increase, the amount of share capital following the increase, the funds to be raised through the share capital increase, the exercise price, the record date, the exercise date, the exercise period, date of the prospectus and the contact details of the issuer.	1. Before approval of listing of new shares by ATHEX. 2. At least one working day prior to the ex-date.	
Supplemental Listing Application in connection with issuances of shares from business combination transactions 1. Information Document (Law 3401/2005 Art.4 par 2). The information document is announced to the ATHEX and posted on the issuer's website 2. Date of introduction for trading of the new shares.	1. Before approval of listing of new shares by ATHEX. 2. One day prior to the introduction for trading.	**Articles 280 & 314**
Information that if made public might significantly affect the price of the securities (Law 3340/2005) is announced to ATHEX and posted on the issuer's website. Such information includes: 1. Important changes in the business activities of the issuer. 2. New co-operations / licenses or termination of co operations/licenses. 3. Public offering. 4. Participation in a merger or acquisition as well as a significant purchase or redemption of shares. 5. Changes in the composition of the Board of Directors, the general managers, the auditors. 6. Dividend distributions, issue, conversion, distribution or	Timely basis without delay.	**Article 281 & Article 2** of Capital Markets Committee/ Decision 3/347/12.7.2005

Type of Information or Report	Required Date of Release	Source of Requirement
registration of new financial capital 7. Restructuring of operations or business activities which are expected to have a significant impact on profitability and results. 8. Purchase of own shares. 9. Application for liquidation or other court decisions which might significantly affect the financial position and results of the issuer. 10. Change of previous decision to provide credit facilities to the issuer. 11. Bankruptcy of debtors of the issuer which might affect the financial position of the issuer. 12. Significant changes in events documented in a recent prospectus or another bulletin or in the table of utilization of funds raised. 13. Significant changes in the assets and capital structure of the issuer (especially relating to debt capital). 14. Changes affecting the consolidated financial statements of the issuer. 15. Significant changes in published projected results.		
Acquisition or disposal of a significant % shareholding The % of voting rights and share capital held before and after the transaction through which any person has acquired or disposed or transferred a number of shares, directly or indirectly, such that the holding of voting rights reaches, exceeds or falls below the 5%, 10%, 20%, 1/3, 50% and 2/3 threshold of total voting rights must be announced to the ATHEX.	On the next working day following receipt of the information from the responsible persons (the responsible persons must inform the company within one working day).	**Article 282 & P.D 51/1992 Capital Markets Commission Circular 20**
Related party transactions Transactions (relating to the securities of the issuer) by persons who might have access to confidential information and any persons who are financially dependent on them must be announced to the ATHEX and the Hellenic Capital Markets Commission.	The company must announce related party transactions on the next working day following receipt of the information from the responsible persons (the responsible persons must inform the company within two working days).	**Article 283 & Law 3340/2005 &Article 6 of Capital Markets Commission/ Decision 3/347/12.7.2005**

Type of Information or Report	Required Date of Release	Source of Requirement
Changes in the utilization of funds raised through capital increase compared to the information included in the prospectus relating to the issue must be announced to the ATHEX and posted on the issuer's website. The information to be provided depends on the level of deviation from the information contained in the published prospectus.	As soon as the members of the Board take the relevant decision.	**Article 284 & Articles 292**
Any other information required by ATHEX to fulfill its duties as an information dissemination centre and as manager of an organized market (aiming to protect investors and ensuring the smooth operation of the capital market)	As may be requested by ATHEX.	**Article 285**
Annual presentation to analysts relating to annual financial results must be announced to the ATHEX and posted on the issuer's website.	Between the date the annual financial results are announced and the date the invitation for the Annual General Meeting is published.	**Article 286 & Article 292**
Issuing of Information Memorandum for the following must be announced to the ATHEX and posted on the issuer's website: 1. Acquisition of a non-listed company without issuing new capital. 2. Change in existing business activities or addition of new business activity which materially impacts the financials of the company. 3. Spin-off of a division of the company if the division represents 30% of the turnover in the most recent financial results.	1. Promptly after the completion of the acquisition. 2. Promptly after the decision of the Board of Directors. 3. Promptly after the decision of the Board of Directors.	**Article 287**
Increase in the share capital in the form of cash or because of merger must be announced to the ATHEX and posted on the issuer's website.	Simultaneously with the invitation for the General Meeting which will convene to decide about the relevant issues.	**Articles 289**

Type of Information or Report	Required Date of Release	Source of Requirement
Change of name	Two working days prior the date planned for the change to be recorded on the systems of the ATHEX.	**Article 315**

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